                                                                    EXHIBIT 99.3

                                                                       EXHIBIT A

                                                                  Ref #_________
                                                                $_______________

                       10% SENIOR SECURED PROMISSORY NOTE
                              DUE SEPTEMBER 9, 2009

     THIS 10% SENIOR SECURED PROMISSORY NOTE is one of a series of duly authorized and validly issued 10% Senior Secured Promissory Notes of Metalink
Ltd., an Israeli corporation (the "COMPANY"), having its principal place of business at Yakum Business Park, Yakum 60972, Israel, designated as its 10%
Senior Secured Note due September 9, 2009 (this note, the "NOTE" and, collectively with the other notes of such series, the "NOTES").

     FOR VALUE RECEIVED, the Company promises to pay to ________________________
or its registered assigns (the "HOLDER"), or shall have paid pursuant to the terms hereunder, the principal sum of $_______________ on September 9, 2009 (the
"MATURITY DATE") or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate then outstanding principal amount of this Note in accordance with the provisions hereof. This Note is subject to the following additional provisions:

     SECTION 1. DEFINITIONS. For the purposes hereof, in addition to the terms defined elsewhere in this Note, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Loan Agreement and (b) the following terms shall have the following meanings:

          "AAA" shall have the meaning set forth in Section 7(d).

          "BANKRUPTCY EVENT" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of
     Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof,
     (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any
     Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e)
     the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant
     Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g)
     the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

          "BUSINESS DAY" shall have the meaning set forth in the Loan Agreement.

          "CHANGE OF CONTROL TRANSACTION" means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 45% of the voting securities of the Company
     (other than by means of exercise of the Securities issued together with the
     Notes or the issuance of Interest Conversion Shares), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 55% of the aggregate voting power of the Company or the successor entity of such transaction, or (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 55% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a two year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the
     Board of Directors on the date hereof (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the
     Board of Directors who are members on the date hereof), or (e) the consummation by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above, unless such event is conditioned upon approval by the requisite majority of the Holders.

          "EQUITY CONDITIONS" means, during the period in question, (a) there shall be no uncured Event of Default under this Note, (b)(i) there is an effective Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the Interest
     Conversion Shares (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), which such Registration Statement shall be different from the Registration
     Statement pursuant to which the Warrants were issued to the Holder or (ii)
     all of the Interest Conversion Shares may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions or current public information requirements as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the
     Transfer Agent and the Holder, (c) the Common Stock is trading on a Trading
     Market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Common Stock on a Trading
     Market will continue uninterrupted for the foreseeable future), (d) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, (e) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information and (f) for each Trading Day in a period of 20 out of 30 consecutive Trading Days prior to the applicable date in question, the dollar daily trading volume for the Common Stock on the principal Trading Markets in the United States and Israel combined exceeds $50,000.

          "EVENT OF DEFAULT" shall have the meaning set forth in Section 6(a).

          "FUNDAMENTAL TRANSACTION" means (i) any merger or consolidation of the
     Company with or into another Person, where stockholders of the Company immediately prior to such transaction own less than 55% of the aggregate voting power of the Company or the successor entity following such transaction, (ii) any sale of all or substantially all of the Company or its Subsidiaries assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the
     Company or another Person) is completed pursuant to which all holders of
     Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) any reclassification of the Common
     Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

          "INTEREST CONVERSION RATE" means the lesser of (a) the Conversion
     Price or (b) 90% of the lesser of (i) the average of the VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Interest Payment Date or (ii) the average of the
     VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the date the applicable Interest Conversion Shares are issued and delivered if such delivery is after the Interest Payment Date.

          "INTEREST CONVERSION SHARES" shall have the meaning set forth in
     Section 2(a).

          "INTEREST NOTICE PERIOD" shall have the meaning set forth in Section
     2(a).

          "INTEREST PAYMENT DATE" shall have the meaning set forth in Section
     2(a).

          "INTEREST SHARE AMOUNT" shall have the meaning set forth in Section
     2(a).

          "LATE FEES" shall have the meaning set forth in Section 2(c).

          "LOAN AGREEMENT" means the Loan Agreement, dated as of September 8,
     2008 among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

          "MANDATORY DEFAULT AMOUNT" means the sum of (a) 110% of the outstanding principal amount of this Note, plus all accrued and unpaid interest hereon, and (b) all other amounts, costs, expenses and liquidated damages due and unpaid in respect of this Note.

          "NEW YORK COURTS" shall have the meaning set forth in Section 7(d).

          "NOTE REGISTER" shall have the meaning set forth in Section 2(b).

          "OPTIONAL REDEMPTION" shall have the meaning set forth in Section
     4(a).

          "OPTIONAL REDEMPTION AMOUNT" means the sum of (a) 100% of the then outstanding principal amount of the Note, (b) accrued but unpaid interest and (c) all liquidated damages and other amounts due in respect of the
     Note, if any.

          "OPTIONAL REDEMPTION DATE" shall have the meaning set forth in Section
     4(a).

          "OPTIONAL REDEMPTION NOTICE" shall have the meaning set forth in
     Section 4(a).

          "OPTIONAL REDEMPTION NOTICE DATE" shall have the meaning set forth in
     Section 4(a).

          "OPTIONAL REDEMPTION PERIOD" shall have the meaning set forth in
     Section 4(a).

          "ORIGINAL ISSUE DATE" means the date of the first issuance of the
     Notes, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

          "PERMITTED INDEBTEDNESS" means (a) the indebtedness evidenced by the
     Notes, (b) the Indebtedness existing on the Original Issue Date and set forth on SCHEDULE 3.1(Z) attached to the Loan Agreement, (c) unsecured operating expenses of the Company or its subsidiaries which are incurred in the ordinary course of business and consistent with prior practice, (d)
     Indebtedness incurred pursuant to the Transaction Documents, and (e)
     Indebtedness fully subordinated as to payment and priority to the
     Indebtedness represented by the Notes, under a subordination agreement satisfactory to the Holders of 67% in principal amount of the Notes then outstanding in their sole discretion.

          "PERMITTED LIEN" means the individual and collective reference to the following: (a) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP; (b) Liens imposed by law which were incurred in the ordinary course of the Company's business, such as carriers', warehousemen's and mechanics' Liens, statutory landlords' Liens, and other similar Liens arising in the ordinary course of the Company's business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated
     Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien; (c) Liens incurred in connection with Permitted Indebtedness under clause (a) or (e) thereunder; and (d) Liens existing on the date hereof as set forth on SCHEDULE 3.1(Z) attached to the Loan Agreement.

          "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "SUBSIDIARY" shall have the meaning set forth in the Loan Agreement.

          "TRADING DAY" means a day on which the New York Stock Exchange is open for business.

          "TRADING MARKET" shall have the meaning set forth in the Loan
     Agreement.

          "TRANSACTION DOCUMENTS" shall have the meaning set forth in the Loan
     Agreement.

     SECTION 2. INTEREST.

          a) PAYMENT OF INTEREST. The Company shall pay interest to the Holder on the aggregate then outstanding principal amount of this Note at the rate of 10% per annum, payable quarterly on December 15, March 15, June 15 and
     September 15, beginning on December 15, 2008, on each Optional Redemption
     Date (as to that principal amount then being redeemed) and on the Maturity
     Date (each such date, an "INTEREST PAYMENT DATE") (if any Interest Payment
     Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), in cash, or, at the Company's option, in duly authorized, validly issued, fully paid and non-assessable shares of
     Common Stock at the Interest Conversion Rate (the dollar amount to be paid in shares, the "INTEREST SHARE AMOUNT") or a combination thereof; PROVIDED,
     HOWEVER, that payment in shares of Common Stock may only occur if (i) all of the Equity Conditions have been met (unless waived by the Holder in writing) during the 20 Trading Days immediately prior to the applicable
     Interest Payment Date (the "INTEREST NOTICE PERIOD") and through and including the date such shares of Common Stock are actually issued to the
     Holder, (ii) the Company shall have given the Holder notice in accordance with the notice requirements set forth below and (iii) as to such Interest
     Payment Date, prior to such Interest Notice Period (but not more than five
     (5) Trading Days prior to the commencement of such Interest Notice Period), the Company shall have delivered to the Holder's account with The
     Depository Trust Company a number of shares of Common Stock to be applied against such Interest Share Amount equal to the quotient of (x) the applicable Interest Share Amount divided by (y) the lesser of the (i) then
     Conversion Price and (ii) the Interest Conversion Rate assuming for such purposes that the Interest Payment Date is the Trading Day immediately prior to the commencement of the Interest Notice Period (the "INTEREST
     CONVERSION SHARES").

          b) COMPANY'S ELECTION TO PAY INTEREST IN CASH OR SHARES OF COMMON
     STOCK. Subject to the terms and conditions herein, the decision whether to pay interest hereunder in cash, shares of Common Stock or a combination thereof shall be at the sole discretion of the Company. Prior to the commencement of any Interest Notice Period, the Company shall deliver to the Holder a written notice of its election to pay interest hereunder on the applicable Interest Payment Date either in cash, shares of Common Stock or a combination thereof and the Interest Share Amount as to the applicable
     Interest Payment Date, provided that the Company may indicate in such notice that the election contained in such notice shall apply to future
     Interest Payment Dates until revised by a subsequent notice. During any
     Interest Notice Period, the Company's election (whether specific to an
     Interest Payment Date or continuous) shall be irrevocable as to such
     Interest Payment Date. Subject to the aforementioned conditions, failure to timely deliver such written notice to the Holder shall be deemed an election by the Company to pay the interest on such Interest Payment Date in cash. At any time the Company delivers a notice to the Holder of its election to pay the interest in shares of Common Stock, the Company shall timely file a prospectus supplement pursuant to Rule 424 disclosing such election. The aggregate number of shares of Common Stock otherwise issuable to the Holder on an Interest Payment Date shall be reduced by the number of
     Interest Conversion Shares previously issued to the Holder in connection with such Interest Payment Date.

          c) INTEREST CALCULATIONS. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made. Interest hereunder will be paid to the Person in whose name this
     Note is registered on the records of the Company regarding registration and transfers of this Note (the "NOTE REGISTER").

          d) LATE FEE. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law (the "LATE
     FEES") which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.

          e) PREPAYMENT. Except as otherwise set forth in this Note, the Company may not prepay any portion of the principal amount of this Note without the prior written consent of the Holder.

     SECTION 3. REGISTRATION OF TRANSFERS AND EXCHANGES.

          a) DIFFERENT DENOMINATIONS. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

          b) TRANSFERS. This Note may be transferred or exchanged only in compliance with the Loan Agreement.

          c) RELIANCE ON NOTE REGISTER. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note
     Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

          d) TRANSFERABILITY. Subject to compliance with any applicable laws, this Note and all rights hereunder are transferable, in whole or in part, upon surrender of this Note at the principal office of the Company or its designated agent, together with a written assignment of this Note and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Note or Notes in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Note evidencing the portion of this Note not so assigned, and this
     Note shall promptly be cancelled. This Note, if properly assigned, shall represent valid indebtedness of the Company without having a new Note issued.

     SECTION 4. REDEMPTION.

          a) OPTIONAL REDEMPTION AT ELECTION OF COMPANY. Subject to the
     provisions of this Section 4(a), at any time after the date hereof, the
     Company may deliver a notice to the Holder (an "OPTIONAL REDEMPTION NOTICE"
     and the date such notice is deemed delivered hereunder, the "OPTIONAL
     REDEMPTION NOTICE DATE") of its irrevocable election to redeem all or part
     (but not less than 50%) of the then outstanding principal amount of this
     Note for cash in an amount equal to the Optional Redemption Amount on the
     5th Trading Day following the Optional Redemption Notice Date (such date, the "OPTIONAL REDEMPTION DATE", such 5 Trading Day period, the "OPTIONAL
     REDEMPTION PERIOD" and such redemption, the "OPTIONAL REDEMPTION"). The
     Optional Redemption Amount is payable in full on the Optional Redemption
     Date. The Company's determination to pay an Optional Redemption in cash shall be applied ratably to all of the holders of the then outstanding
     Notes based on their (or their predecessor's) initial principal amount of the Notes issued pursuant to the Loan Agreement.

          b) REDEMPTION PROCEDURE. The payment of cash pursuant to an Optional
     Redemption shall be payable on the Optional Redemption Date. If any portion of the payment pursuant to an Optional Redemption shall not be paid by the
     Company by more than 3 Trading Days following the applicable due date, interest shall accrue thereon at an interest rate equal to the lesser of
     18% per annum or the maximum rate permitted by applicable law until such amount is paid in full. Notwithstanding anything herein contained to the contrary, if any portion of the Optional Redemption Amount remains unpaid for 3 Trading Days after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such Optional
     Redemption, AB INITIO, and, with respect to the Company's failure to honor the Optional Redemption, the Company shall have no further right to exercise such Optional Redemption with respect to this Note.

     SECTION 5. NEGATIVE COVENANTS. As long as any portion of this Note remains outstanding, unless the holders of at least 67% in principal amount of the then outstanding Notes shall have otherwise given prior written consent, the Company shall not, and shall not permit any of its subsidiaries (whether or not a
Subsidiary on the Original Issue Date) to, directly or indirectly:

          a) other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

          b) other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

          c) amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder;

          d) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a DE MINIMIS number of shares of its Common Stock or
     Common Stock Equivalents other than as to (i) the Warrant Shares as permitted or required under the Transaction Documents and (ii) repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Note;

          e) repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness, other than (i) the Notes as permitted hereunder,
     (ii) trade accounts payable incurred in the ordinary course of business or
     (iii) as expressly permitted or required under the Transaction Documents;

          f) pay cash dividends or distributions on any equity securities of the
     Company;

          g) enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm's-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

          h) enter into any agreement with respect to any of the foregoing.

     SECTION 6. EVENTS OF DEFAULT.

          a) "EVENT OF DEFAULT" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

               i. any default in the payment of (A) the principal amount of any
          Note or (B) interest, liquidated damages and other amounts owing to a
          Holder on any Note, as and when the same shall become due and payable
          (whether on the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within 5 Trading Days;

               ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Notes which failure is not cured, if possible to cure, within the earlier to occur of (A) 10
          Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) 15 Trading Days after the Company has become or should have become aware of such failure;

               iii. a material default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or
          (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated (and not covered by clause (vi) below);

               iv. any representation or warranty made in this Note, any other
          Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

               v. the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a
          Bankruptcy Event;

               vi. the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

               vii. the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading
          Days;

               viii. the Company shall consummate any Change of Control
          Transaction or Fundamental Transaction or shall consummate a sale of all or in excess of 33% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a
          Change of Control Transaction); or

               ix. except for pending litigation, any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

          b) REMEDIES UPON EVENT OF DEFAULT. If any Event of Default occurs, the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount.
     Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this
     Note to or as directed by the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 6(b).
     No such rescission or annulment shall affect any subsequent Event of
     Default or impair any right consequent thereon.

                                       10

     SECTION 7. MISCELLANEOUS.

          a) NOTICES. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number or address as the Company may specify for such purpose by notice to the Holder delivered in accordance with this
     Section 7(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature page prior to 5:30 p.m.
     (New York City time), (ii) the date immediately following the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature page between 5:30 p.m. (New
     York City time) and 11:59 p.m. (New York City time) on any date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

          b) ABSOLUTE OBLIGATION. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company. This Note ranks PARI PASSU with all other Notes now or hereafter issued under the terms set forth herein.

          c) LOST OR MUTILATED NOTE. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such
     Note, and of the ownership hereof, and indemnity, reasonably satisfactory to the Company.

                                       11

          d) GOVERNING LAW, ARBITRATION. All questions concerning the construction, validity, enforcement and interpretation of the Note shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from the Note shall be governed by, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to the Note, shall be resolved by binding arbitration in San Francisco,
     California before an arbitrator with experience in commercial disputes relating to securities. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, or, if for
     any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows: (1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration; and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party. If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS
     (or AAA if it is administering the arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein. Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the
     City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.
     Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the Federal Arbitration
     Act (9 U.S.C. Sections 1 et seq.).

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          e) WAIVER. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver by the Company or the Holder must be in writing.

          f) SEVERABILITY. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company
     (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

          g) NEXT BUSINESS DAY. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

          h) HEADINGS. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

                                       13

          i) ASSUMPTION. Any successor to the Company or any surviving entity in a Fundamental Transaction shall (i) assume, prior to such Fundamental
     Transaction, all of the obligations of the Company under this Note and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to the Holder (such approval not to be unreasonably withheld or delayed) and (ii) issue to the Holder a new note of such successor entity evidenced by a written instrument substantially similar in form and substance to this Note, including, without limitation, having a principal amount and interest rate equal to the principal amount and the interest rate of this Note and having similar ranking to this Note, which shall be satisfactory to the Holder (any such approval not to be unreasonably withheld or delayed). The provisions of this Section 7(i)
     shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations of this Note.

          j) SECURED OBLIGATION. The obligations of the Company under this Note are secured by all assets of the Company and each Subsidiary pursuant to the U.S. Security Agreement and the Israeli Security Agreement, each dated as of September ___, 2008 between the Company, the Subsidiaries of the
     Company and the Secured Parties (as defined therein).

          k) AMENDMENTS. This Note may not be modified or amended in any manner except in writing executed by the Company and the Holders of at least 67%
     in interest of the Notes then outstanding.

                              *********************

                            (SIGNATURE PAGES FOLLOW)

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     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

                                     METALINK LTD.

                                     By:________________________________________
                                        Name:
                                        Title:
                                     Facsimile No. for delivery of Notices:
                                     +972-9-9605733, Attn: CFO

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